Mail Stop 3233
                                                            July 16, 2018

Via E-mail
Thomas E. Messier
Co-President and Director
Medalist Diversified REIT, Inc.
11 S. 12th Street
Suite 401
Richmond, VA 23219

       Re:     Medalist Diversified REIT, Inc.
               Draft Registration Statement on Form S-11
               Submitted June 18, 2018
               CIK No. 0001654595

Dear Mr. Messier:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Thomas E. Messier
Co-President and Director
Medalist Diversified REIT, Inc.
July 16, 2018
Page 2

2. Please ensure that you provide all of the applicable disclosure found in Industry Guide 5 and CF Disclosure Guidance Topic No. 6. For example only, in accordance with Item 1 of Industry Guide 5, please provide cover page risk factors. In accordance with Item 4 of
       Industry Guide 5, provide an estimate of the dollar amount of the management fee to be paid to your manager in the first fiscal year, assuming the maximum number of securities being registered are sold in this offering and maximum leverage. With respect to your prior performance disclosure and tables, please ensure that you provide all of the disclosure required by Item 8 of Industry Guide 5 and revise the tables to be consistent with the guidance provided by CF Disclosure Guidance Topic No. 6.

Cover Page

3. We note your disclosure that you intend to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2017. Please update this disclosure to clarify if you met the requirements and whether you qualify as a REIT.

Industry and Market Data, page 2

4. We note your disclosure that you "do not make any representation as to the accuracy and completeness of this information." This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Risk Factors, page 14

5. We note that you have experienced net losses. Please add a risk factor to address these losses and the potential impact on your company's business and financial condition.

"The bankruptcy, insolvency or dimishied creditworthiness of our tenants under their leases . . . .
," page 25

6. We note your disclose on page 56 that revenues at your Franklin Square property were negatively impacted by a bankruptcy filing in 2017 by one of your tenants. Please revise this risk factor to specifically address the bankruptcy filing by this tenant.
 Thomas E. Messier
Co-President and Director
Medalist Diversified REIT, Inc.
July 16, 2018
Page 3

Distribution Policy, page 49

7. We note that you made dividend payments of $.70 per share through January 2018.
       Please revise to provide the disclosure required by Item 201(c)(1) of Regulation S-K.
       Additionally, it appears that your cash flow from operations were not sufficient to fund your distributions. Therefore, please disclose the sources of your distribution payments, including borrowings and proceeds, and revise your risk factor disclosure on page 27 to indicate that you have utilized these other sources and the extent to which you have used sources other than cash flow from operations.

Results of Operations, page 56

8. We note your disclosure that you expect a new lease will be signed for a space at the
       Franklin Square Property in May 2018. Please update this disclosure.

Funds From Operations, page 57

9. Please tell us how your adjustment that adds back distributions to noncontrolling interests is consistent with the NAREIT definition of FFO.

Dilution, page 62

10. Please include a tabular presentation of the public contribution under the offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Refer to Item 506 of Regulation S-K for further guidance.

Our Business and Properties

Our Portfolio, page 68

11. Based on your footnote disclosure, it does not appear that the average effective rent per square foot accounts for concessions, abatements and reimbursements. Please advise or revise as appropriate.

12. With respect to your Hampton Inn property, please disclose your average daily room rate and revenue per available room.

Management, page 77

13. Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Messier and Mr. Elliot should serve as directors. Refer to Item
       401(e) of Regulation S-K.
 Thomas E. Messier
Co-President and Director
Medalist Diversified REIT, Inc.
July 16, 2018
Page 4

Policies with Respect to Certain Activities

Conflict of Interest Policies, page 89

14. We note your discussion of the investment allocation agreement with your manager.
       Please also disclose the number of affiliated entities currently raising funds and the amounts these other entities have available for investment.

Medalist Diversified REIT, Inc. Unaudited Pro Forma Consolidated Statement of Operations For
The Three Months Ended March 18, 2018, page FS-6

15. Please revise to present revenues and expenses by type rather than by property. This comment also applies to your presentation on page FS-10. Reference is made to Rule 5-
       03 of Regulation S-X.

Medalist Fund 1-A, LLC (Franklin Square) Financial Statements, page FS-60

16. We note you acquired Franklin Square during 2017. Please provide us with your analysis supporting your conclusion that the acquired business is not a predecessor.

        You may contact William Demarest at (202)551-3432 or Shannon Sobotka at
(202)551-
if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3391 with any other questions.


                                                            Sincerely,

                                                            /s/ Erin E. Martin

                                                            Erin E. Martin
                                                            Legal Branch Chief
                                                            Office of Real
Estate and
                                                            Commodities

cc: T. Rhys James, Esq.